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RESTATED STOCK OPTION AND INCENTIVE AWARD PLAN

Stock Option Award Certificate

National Vision, Inc., a Georgia corporation (the “Company”), grants to the optionee named below (“Optionee”) an option (“Option”) to purchase the total number of shares shown below of Common Stock of the Company (the “Shares”) at the exercise price per share set forth below (the “Exercise Price”), subject to all of the terms and conditions on the reverse side of this Stock Option Award Certificate and the National Vision, Inc. Restated Stock Option and Incentive Award Plan (the “Plan”).  Unless otherwise defined herein, capitalized terms used herein have the meanings ascribed to them in the Plan.  The terms and conditions set forth on the reverse side hereof and the terms and conditions of the Plan are incorporated herein by reference.  This Stock Option Award Certificate constitutes the applicable “Option Agreement” or “Agreement” (as defined in the Plan) for this Option.

Shares Subject to Option:		Grant Date:	October 25, 2001 Type of Stock Option: Incentive Stock Option (ISO) Non-Qualified Stock Option (NQSO)

By signing below, Optionee hereby accepts the Option subject to all its terms and provisions and agrees to be bound by the terms and provisions of the Plan.  Optionee hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Committee responsible for administration of the Plan, upon any questions arising under the Plan.  Optionee authorizes the Company to withhold, in accordance with applicable law, from any compensation payable to him or her, any taxes required to be withheld by federal, state or local law as a result of the grant, existence or exercise of the Option or subsequent sale of the Shares.

Exercise Price Per Share:	$0.40
XXXX
Term of Option:	10 years

Vesting: 100% - October 25, 2008
Early Vesting - Exhibit A	IN WITNESS WHEREOF, this Stock Option Award Certificate has been executed by the Company's duly authorized officer as of the date specified hereon.

NATIONAL VISION, INC.

	By: ______________________________________			_______________________________ [OPTIONEE NAME]

1.  Duration and Vesting of Option.  The Option shall be exercisable to the extent and in the manner provided herein, provided, however, that such Option shall expire on the day before the tenth anniversary of the Grant Date (the “Exercise Term”).  The Option shall vest, and may be exercised, with respect to all of the Shares, on or after the date first set forth on the face of this Agreement.  Notwithstanding the foregoing, if during the measurement period, as set forth on Exhibit A attached hereto, the Company has achieved at least the corresponding level of earnings before interest, taxes, depreciation and amortization, as determined by the Company and released to the public through the Company’s filings with the Securities and Exchange Commission (SEC) and press releases, as it may be adjusted as provided in Section 7 of this Agreement ("EBITDA"), then the corresponding number of Shares shall vest as of the date that EBITDA is first so released.  Vesting will also be measured on a cumulative basis with respect to the entire period from the Date of Grant through the end of the most current measurement period, so that if the cumulative EBITDA for such entire period meets the indicated level, then the Option shall vest with respect to the cumulative number of Shares for such level over the entire period (taking into account Shares previously vested), even if the EBITDA for any preceding single measurement period may not have been achieved.

2.  Manner of Exercise and Payment.  The Optionee must complete the Option Exercise Form, provided by the Committee and deliver it to the Company at the address designated by the Company from time to time.  The Option may be exercised in whole or in part with respect to vested Shares; provided, however, the Committee may establish a minimum number of Shares (e.g., 100) for which an Option may be exercised at a particular time.  As soon as practicable after receipt of the Option Exercise Form, the Company shall deliver certificates evidencing the Shares to the Optionee, duly endorsed for transfer to the Optionee, free and clear of all liens, security interests, pledges or other claims or charges.  Contemporaneously with the delivery of the Option Exercise Form, Optionee shall tender the Option Exercise Price to the Company, by cash, check, wire transfer or such other method of payment (e.g., delivery or attestation of Shares already owned) as may be acceptable to the Committee pursuant to the Plan.

3.  Termination of the Option.  In the event the Optionee dies while actively employed, all outstanding unvested Options shall immediately vest, and thereafter all vested Options shall remain exercisable at any time prior to the end of the Exercise Term, or for one (1) year after the date of death, whichever period is shorter, by (i) such person(s) as shall have been named as the Optionee’s beneficiary, or in the absence of a designated beneficiary, (ii) such person(s) that have acquired the Optionee’s rights under such Options by will or by the laws of descent and distributions, or (iii) Optionee’s estate or representative of the Optionee’s estate.

        In the event the employment of the Optionee is terminated by reason of Disability, all outstanding unvested Options granted to the Optionee shall immediately vest as of the date the Committee determines the definition of Disability to have been satisfied, and thereafter all vested Options shall remain exercisable at any time prior to the end of the Exercise Term, or for one (1) year after the date that the Committee determines the definition of Disability to have been satisfied, whichever period is shorter.

        In the event the employment of the Optionee is terminated by reason of Retirement, the Optionee shall be entitled to prorata vesting of all outstanding unvested Options, as determined by the Committee, in its sole discretion, based upon the length of time that the Optionee held the unvested Options relative to the vesting period for each Grant of outstanding unvested Options.  Upon Retirement, vested Options shall remain exercisable at any time prior to the end of the Exercise Term, or for six (6) months after the effective date of Retirement, whichever period is shorter.

        If the Optionee’s employment is terminated by the Company without Cause, all outstanding unvested Options shall immediately expire on the date of termination of employment and any Options  vested as of the date of termination shall remain exercisable at any time prior to the end of the Exercise Term, or for six (6) months after the date of termination of employment, whichever period is shorter.  Notwithstanding the foregoing, the Committee, in its sole discretion, shall have the right to immediately vest all or any of the outstanding unvested Options described above, subject to such terms as the Committee, in its sole discretion, deems appropriate; provided, further, that the foregoing discretion shall not be applicable with regard to Grants to Named Executive Officers except to the extent permitted under Code Section 162(m).

        If the Optionee’s employment is terminated by the Company for Cause, or the Optionee terminates his employment (except as set forth below), all vested outstanding Options shall terminate immediately upon termination of such employment.  If the Optionee voluntarily terminates employment other than for Cause after a Change in Control, all vested Options as of the date of termination shall remain exercisable at any time prior to the end of the Exercise Term, or for six (6) months after his date of termination of employment, whichever period is shorter.

        For purposes of this Agreement, employment with the Company includes employment with any Parent or Subsidiary of the Company.

4.  Nontransferability.  No Option may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution, and any attempt to sell, transfer, pledge, assign or otherwise alienate or hypothecate an Option shall be null and void and of no force or effect, and all Options granted to an Optionee shall be exercisable during the lifetime of the Optionee and only by such Optionee.

5.  Restrictions on the Options; Restrictions on the Shares.  The Option may not be exercised at any time unless, in the opinion of counsel for the Company, the issuance and sale of the Shares issued upon such exercise is exempt from registration under the Securities Act of 1933, as amended, or any other applicable federal or state securities law, rule or regulation, or the Shares have been duly registered under such laws.  The Company shall not be required to register the Shares issuable upon the exercise of the Option under any such laws.  Unless the Shares have been registered under all applicable laws, the Optionee shall represent, warrant and agree, as a condition to the exercise of the Option, that the Shares are being purchased for investment only and without a view to any sale or distribution of such Shares and that such Shares shall not be transferred or disposed of in any manner without registration under such laws, unless it is the opinion of counsel for the Company that such a disposition is exempt from such registration. The Optionee acknowledges that an appropriate legend, in such form as the Company shall determine, giving notice of the foregoing restrictions shall appear conspicuously on all certificates evidencing the Shares issued upon the exercise of the Option.

6.  No Right to Continued Employment.  Nothing in this Agreement or the Plan shall be interpreted or construed to confer upon the Optionee any right with respect to continuance of employment by the Company or any Parent or Subsidiary, nor shall this Agreement or the Plan interfere in any way with the right of the Company or a Parent or Subsidiary to terminate the Optionee’s employment at any time.

7.  Adjustments Upon Certain Events.  In the event of a change in capitalization, such as a stock split, the Committee shall make appropriate adjustments to the number and class of Shares or other stock or securities subject to the Option and the purchase price for such Shares or other stock or securities. The Committee may in determining EBITDA for purposes of Section 1 of this Agreement adjust the Company’s financial results to exclude the effect of extraordinary and nonrecurring items which are distortive of financial results.  The Committee shall also adjust the performance calculations to exclude the unanticipated effect on financial results of changes in the Code, or other tax laws, and the regulations thereunder.  Any such adjustments shall be made in accordance with the provisions of Section 4.3 of the Plan and shall be effective and final, binding and conclusive for all purposes of the Plan and this Agreement.

        Upon the effective date of the liquidation or dissolution of the Company without a successor, the Option shall terminate; provided that the Optionee shall, in such event, have the right immediately prior to such dissolution or liquidation, to exercise this Option in whole or in part whether or not previously vested.

8.  Withholding of Taxes.  The Company shall have the right to deduct from any distribution of cash to the Optionee an amount equal to the federal, state and local income taxes and other amounts as may be required by law to be withheld (the “Withholding Taxes”) with respect to the Option.  If the Optionee is entitled to receive Shares upon exercise of the Option, the Optionee shall pay the Withholding Taxes (if any) to the Company in cash prior to the issuance of such Shares.  In satisfaction of the Withholding Taxes, the Optionee may make a written election (the “Tax Election”), which may be accepted or rejected in the discretion of the Committee, to have withheld a portion of the Shares issuable to him or her upon exercise of the Option, having an aggregate Fair Market Value equal to the withholding Taxes, provided that, if the Optionee may be subject to liability under Section 16(b) of the Exchange Act, the election must comply with the requirements applicable to Share transactions by such Optionees.

        If the Optionee makes a disposition, within the meaning of Section 424(c) of the Code and regulations promulgated thereunder, of any Share or Shares issued to him pursuant to his exercise of the Option within the two-year period commencing on the day after the Date of Grant or within the one-year period commencing on the day after the date of transfer of such Share or Shares to the Optionee pursuant to such exercise, the Optionee shall, within ten (10) days of such disposition, notify the Company thereof, by delivery of written notice to the Company at its principal executive office, and immediately deliver to the Company the amount of Withholding Taxes.

9.  Modification of Agreement.  This Agreement may be modified, amended, suspended or terminated, and any terms or conditions may be waived, only by a written instrument executed by the parties hereto.

10.  Severability.  Should any provision of this Agreement be held by a court of competent jurisdiction to be unenforceable or invalid for any reason, the remaining provisions of this Agreement shall not be affected by such holding and shall continue in full force in accordance with their terms.

11.  Governing Law.  The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Georgia without giving effect to the conflicts of laws principles thereof.

12.  Successors in Interest.  This Agreement shall be binding upon, and inure to the benefit of, the Company and its successors and assigns, and upon any person acquiring, whether by merger, consolidation, reorganization, purchase of stock or assets, or otherwise, all or substantially all of the Company’s assets and business.  This Agreement shall inure to the benefit of the Optionee’s heirs and legal representatives.  All obligations imposed upon the Optionee and all rights granted to the Company under this Agreement shall be final, binding and conclusive upon the Optionee’s heirs, executors, administrators and successors.

13.  Resolutions of Disputes.  Any dispute or disagreement which may arise under, or as a result of, or in any way relate to, the interpretation, construction or application of this Agreement shall be determined by the Committee.  Any determination made hereunder shall be final, binding and conclusive on the Optionee and the Company for all purpose.

Exhibit A

                                                                                 EBITDA                                    Shares Vested

Measurement Period (the Company’s fiscal year ending closest to):	By Year	Cumulative	By Year	Cumulative
12/31/02			12.5% 20% 25%	__ __ __
12/31/03			12.5% 20% 25%	25% 40% 50%
12/31/04			12.5% 20% 25%	37.5% 60% 75%
12/31/05			12.5% 20% 25%	50% 80% 100%